

Mailstop 3233

September 25, 2017

<u>Via E-mail</u>
Mr. Steven Hill
Principal Financial and Accounting Officer, Investment Pools
PowerShares DB Agriculture Fund
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re: PowerShares DB Agriculture Fund
> Form 10-K for the fiscal year ended December 31, 2016
> Filed March 1, 2017
> File No. 001-33238**

Dear Mr. Hill:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>(4) Service Providers and Related Party Agreements</u>

The Administrator, Custodian and Transfer Agent, page 55

1.   We note your disclosure that effective February 26, 2015 only the current day's variation margin receivable or payable is disclosed as an asset or liability on the Statements of Financial Condition for commodity futures contracts. Please address the following with respect to your accounting policy:
   - In your MD&A on page 26 you disclose that "like initial margin (or an equivalent deposit of collateral), variation margin (or an equivalent deposit of collateral) does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract's termination unless it is used to cover a loss in the contract position." Please explain to us how these facts related to variation margin factored into your conclusion that commodity futures

    contracts should be presented net of variation margin on the face of your statements of financial condition.

- Please clarify for us whether there was any change in the process for meeting your variation margin requirements subsequent to the merger transaction that resulted in a change from gross to net reporting for your commodity futures contracts.
- Please tell us how you considered the guidance in ASC Topic 946-210-45-15 in determining your accounting policy.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Howard Efron at 202-551-3439 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        /s/ Eric McPhee

        Eric McPhee
        Senior Staff Accountant
        Office of Real Estate and
        Commodities